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                             November 16, 2023

       Dean Y. Shigemura
       Chief Financial Officer
       Bank of Hawaii Corporation
       130 Merchant Street
       Honolulu, HI 96813

                                                        Re: Bank of Hawaii
Corporation
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Form 10-Q for
Fiscal Quarter Ended June 30, 2023
                                                            Form 10-Q for
Fiscal Quarter Ended September 30, 2023
                                                            Response dated
October 26, 2023
                                                            File No. 001-06887

       Dear Dean Y. Shigemura:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Quarterly Report on Form 10-Q for Fiscal Quarter Ended September 30,
2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Interest Rate Risk, page 62

   1. We note the response to our prior comment 3 and the disclosure on pages 62 and 63 in the Form 10-Q for the
Quarterly Period Ended September 30, 2023. We note your net
                                                        interest income
sensitivity disclosures in Table 17 only disclose the impacts within a -200 basis points to a +200
basis points range; however, your disclosure on page 62 and
                                                        response addresses a
-400 basis points to a +400 basis points range used by management.
                                                        Please confirm that you
will revise your future filings to include a sensitivity analysis ranging from -400 basis
points to +400 basis points.
   2. We note your disclosure on page 62 that you also measure your interest rate exposure using economic value of
equity ("EVE") sensitivity. Please confirm that you will revise your future filings to
include qualitative discussion of how EVE is utilized to manage your
 Dean Y. Shigemura
Bank of Hawaii Corporation
November 16, 2023
Page 2
      interest rate risk exposure. To the extent it is used by management, disclose quantitative
      EVE sensitivity information in your future filings.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Henderson at 202-551-3364 or Marc Thomas at 202-551-3452 if
you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at 202-551-3601 or Todd Schiffman at 202-551-3491 with any other questions.



                                                            Sincerely,
FirstName LastNameDean Y. Shigemura
                                                            Division of
Corporation Finance
Comapany NameBank of Hawaii Corporation
                                                            Office of Finance
November 16, 2023 Page 2
cc:       Patrick M. McGuirk, Esq.
FirstName LastName